UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Quarterly report for the three months ended June 30, 2025.

Incorporation by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 of Arm Holdings plc (File Nos. 333-274544 and 333-287614), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report on Form 6-K is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Background and Certain Defined Terms

In this Report, unless otherwise specified, “the Company,” “Arm,” “we,” “our” and “us” refer to Arm Holdings plc and its wholly owned subsidiaries, as the context may require. “The Company” refers (1) to Arm Limited before the corporate reorganization and (2) to Arm Holdings plc after the corporate reorganization.

The term “Annual Report” refers to Arm’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 28, 2025.

Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, the following: Arm's dependence on the semiconductor and electronics industries and the demand for the products of its customers; Arm's dependence on the compatibility of its products with the manufacturing and design processes of its customers; Arm’s development of compute subsystems, chiplets, and complete end chip solutions as well as other more integrated compute products; Arm's reliance on third parties to market and sell chips and end products incorporating its products, as well as add value to its licensed products; Arm's dependence on a limited number of customers for a significant portion of its revenue; the loss of any of Arm's senior management personnel or one or more key employees or Arm's inability to attract and retain qualified personnel; Arm's ability to adequately fund its research and development efforts; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with its architecture; Arm's ability to protect its proprietary products and its brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; Arm's ability to verify royalty amounts owed to it under its licensing agreements; risks related to foreign exchange fluctuations; changes in Arm's effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions Arm makes, and the risk of failing to effectively manage its growth; risks associated with the slow development of the market for Arm's connectivity, device and data management platform; the possibility of cyberattacks, breaches of Arm's security controls and unauthorized access to its data or a customer’s data; Arm's ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., Arm's controlling shareholder, conflicting with the interests of other holders of Arm's ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of Arm's control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report for additional risks and uncertainties that may cause Arm’s actual results, levels of activity, performance or achievements to be materially different from the information express or implied by forward-looking statements included herein.
This Report on Form 6-K (this “Quarterly Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this Quarterly Report, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this Quarterly Report are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this Quarterly Report speaks only as of the date on which this Quarterly Report is furnished, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which this Quarterly Report is furnished except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended June 30,
	2025	2024
Revenue:
Revenue from external customers	$725	$815
Revenue from related parties	328	124
Total revenue	1,053	939
Cost of sales	(30)	(33)
Gross profit (loss)	1,023	906
Operating expenses:
Research and development	(650)	(485)
Selling, general and administrative	(259)	(239)
Total operating expense	(909)	(724)
Operating income (loss)	114	182
Income (loss) from equity investments, net	4	24
Interest income, net	27	32
Other non-operating income (loss), net	1	6
Income (loss) before income taxes	146	244
Income tax benefit (expense)	(16)	(21)
Net income (loss)	$130	$223

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.12	$0.21
Diluted	$0.12	$0.21

Weighted average ordinary shares outstanding
Basic	1,058	1,044
Diluted	1,065	1,060
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Comprehensive Income
(in millions)
(Unaudited)

	Three Months Ended June 30,
	2025	2024
Net income (loss)	$130	$223
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	23	(1)
Net change of the effective portion of designated cash flow hedges	16	1
Total comprehensive income (loss)	$169	$223

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	June 30, 2025	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	$1,956	$2,085
Short-term investments	950	740
Accounts receivable, net (including receivables from related parties of $401 and $279 as of June 30, 2025 and March 31, 2025, respectively)	1,315	1,107
Contract assets (including contract assets from related parties of $227 and $152 as of June 30, 2025 and March 31, 2025, respectively)	645	642
Prepaid expenses and other current assets	307	256
Total current assets	5,173	4,830
Non-current assets:
Property and equipment, net	467	354
Operating lease right-of-use assets	328	320
Finance lease right-of-use assets	78	40
Equity investments (including investments held under fair value option of $297 and $300 as of June 30, 2025 and March 31, 2025, respectively)	570	565
Goodwill	1,626	1,620
Intangible assets, net	263	151
Deferred tax assets	425	401
Non-current portion of contract assets	220	346
Other non-current assets	245	305
Total non-current assets	4,222	4,102
Total assets	$9,395	$8,932
Liabilities:
Current liabilities:
Accrued compensation and benefits	$137	$140
Tax liabilities	93	124
Contract liabilities (including contract liabilities from related parties of $104 and $105 as of June 30, 2025 and March 31, 2025, respectively)	259	209
Operating lease liabilities	36	30
Other current liabilities (including payables to related parties of $10 and $11 as of June 30, 2025 and March 31, 2025, respectively)	512	426
Total current liabilities	1,037	929
Non-current liabilities:
Non-current portion of accrued compensation	28	26
Deferred tax liabilities	55	41
Non-current portion of contract liabilities	742	702
Non-current portion of operating lease liabilities	339	316
Other non-current liabilities	187	79
Total non-current liabilities	1,351	1,164
Total liabilities	2,388	2,093
Commitments and contingencies (Note 12)

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	June 30, 2025	March 31, 2025
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,097 shares authorized and 1,059 shares issued and outstanding as of June 30, 2025; and 1,088 shares authorized and 1,057 shares issued and outstanding as of March 31, 2025	2	2
Additional paid-in capital	2,921	2,922
Accumulated other comprehensive income (loss)	411	372
Retained earnings	3,673	3,543
Total shareholders’ equity	7,007	6,839
Total liabilities and shareholders’ equity	$9,395	$8,932
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions)
(Unaudited)

	Three Months Ended June 30, 2025
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2025	1,057	$2	$2,922	$372	$3,543	$6,839
Net income (loss)	—	—	—	—	130	130
Other comprehensive income (loss), net of tax	—	—	—	39	—	39
Share-based compensation cost	—	—	241	—	—	241
Issuance of vested shares from share-based payment arrangements	5	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	(3)	—	(242)	—	—	(242)
Balance as of June 30, 2025	1,059	$2	$2,921	$411	$3,673	$7,007

	Three Months Ended June 30, 2024
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2024	1,040	$2	$2,171	$371	$2,751	$5,295
Net income (loss)	—	—	—	—	223	223
Other comprehensive income (loss), net of tax	—	—	—	—	—	—
Share-based compensation cost	—	—	182	—	—	182
Issuance of vested shares from share-based payment arrangements	8	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	—	—	(37)	—	—	(37)
Balance as of June 30, 2024	1,048	$2	$2,316	$371	$2,974	$5,663
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended June 30,
	2025	2024
Cash flows provided by (used for) operating activities:
Net income (loss)	$130	$223
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	60	43
Deferred income taxes	(14)	2
(Income) loss from equity investments, net	(4)	(24)
Share-based compensation cost	241	182
Operating lease expense	13	9
Other non-cash operating activities, net	(5)	1
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(208)	(23)
Contract assets, net (including contract assets from related parties)	123	(242)
Prepaid expenses and other assets	38	6
Accrued compensation and benefits	(4)	(201)
Contract liabilities (including contract liabilities from related parties)	90	9
Tax liabilities	(34)	(4)
Operating lease liabilities	(9)	(11)
Other liabilities (including payables to related parties)	(85)	(260)
Net cash provided by (used for) operating activities	$332	$(290)

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(355)	(50)
Proceeds from maturity of short-term investments	145	50
Purchases of equity investments	(2)	(36)
Purchases of intangible assets	(7)	(9)
Purchases of property and equipment	(154)	(29)
Other investing activities, net, including investments in convertible loans	1	—
Net cash provided by (used for) investing activities	$(372)	$(74)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(21)	(20)
Other financing activities, net	(17)	(4)
Payments of withholding tax on vested shares	(85)	(72)
Net cash provided by (used for) financing activities	$(123)	$(96)

Effect of foreign exchange rate changes on cash and cash equivalents	34	2
Net increase (decrease) in cash and cash equivalents	(129)	(458)
Cash and cash equivalents at the beginning of the period	2,085	1,923
Cash and cash equivalents at the end of the period	$1,956	$1,465

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended June 30,
	2025	2024
Non-cash investing and financing activities:
Non-cash additions in property and equipment	$14	$5
Non-cash additions in finance lease right-of-use assets	$45	$4
Non-cash additions in intangible assets	$129	$27
Non-cash additions in operating lease right-of-use assets	$15	$37
Non-cash additions of operating lease liabilities	$17	$38
Non-cash withholding tax on vested shares	$165	$24

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (the “Company” and also referred to as “we,” “our” or “us”) is a global leader in the semiconductor industry. The Company’s principal operations and activities are the licensing, marketing, research and development of central processing unit (“CPU”) design intellectual property (“IP”), graphics processors, system IP, market optimized platform IP, and associated software, tools and other related services.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the fiscal year ended March 31, 2025, in our Annual Report.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, which are necessary for the fair statement of the unaudited condensed consolidated balance sheets, income statements, statements of comprehensive income, shareholders’ equity and cash flows for these interim periods. The results for the interim periods are not necessarily indicative of results for the full fiscal year.
Reclassification of Presentation in Condensed Consolidated Balance Sheets
Finance lease right-of-use assets that were previously included in property and equipment, net have been reclassified to finance lease right-of-use assets on the condensed consolidated balance sheets. Finance lease liabilities continue to be included in other current liabilities and other non-current liabilities on the condensed consolidated balance sheets.
Principles of Consolidation
The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and the Arm Employee Benefit Trust (the “EBT”). All intercompany balances and transactions have been eliminated in consolidation.
The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for expected credit losses, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Actual results could differ materially from the Company’s estimates.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Recently issued accounting pronouncements not yet adopted
Income Taxes (Topic 740) Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU will result in additional required disclosures being included in our consolidated financial statements and the Company is currently evaluating the impact of the adoption in the annual financial statements for the fiscal year ending March 31, 2026.
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses: In November 2024, the FASB issued ASU 2024-03, which requires incremental disclosures to disaggregate income statement expense items. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date, which revised the effective date of ASU No. 2024-03 for interim periods. ASU 2024-03 and ASU 2025-01 is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 and ASU 2025-01 on its consolidated financial statements and disclosures.
2 - Balance Sheet Components
Certain balance sheet components are as follows:
Prepaid expenses and other current assets consist of:

	As of
(in millions)	June 30, 2025	March 31, 2025
Research and development tax credit receivables	$107	$103
Prepayments	115	107
Other receivables	85	46
Total prepaid expenses and other current assets	$307	$256
Accrued compensation and benefits consist of:

	As of
(in millions)	June 30, 2025	March 31, 2025
Accrued bonus, commissions, and cash awards	$5	$24
Accrued vacation and sabbatical	99	99
Accrued salaries and fringe benefits	9	12
Employee stock purchase plan liability	24	5
Total accrued compensation and benefits	$137	$140

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Other current liabilities consist of:

	As of
(in millions)	June 30, 2025	March 31, 2025
Employee related payroll taxes and payables (1)	$241	$200
Accrued expenses and fees	111	99
Electronic design automation liabilities	61	47
Trade payables (including payables to related parties of $10 and $11 as of June 30, 2025 and March 31, 2025, respectively)	71	63
Customer deposits	7	7
Finance lease liabilities	21	10
Total other current liabilities	$512	$426
(1)    Employee related payroll taxes and payables are primarily related to vested restricted share units (“RSUs”) during the three months ended June 30, 2025 and March 31, 2025, respectively, which will be or were, as applicable, paid in the subsequent quarter.
Other non-current liabilities consist of:

	As of
(in millions)	June 30, 2025	March 31, 2025
Electronic design automation liabilities	$135	$40
Other non-current liabilities	52	39
Total other non-current liabilities	$187	$79
3 - Revenue
Revenue Recognition
Revenue for the Company’s major product offerings consists of the following:
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using an input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, the Company also provides customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty Revenue
For most IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Three Months Ended June 30,
	External Customers		Related Parties		Total
(in millions)	2025	2024	2025	2024	2025	2024
License and Other Revenue (1)	$255	$441	$213	$31	$468	$472
Royalty Revenue	470	374	115	93	585	467
	$725	$815	$328	$124	$1,053	$939
(1)    Includes over-time revenue of $221 million and $76 million, and point-in-time revenue of $247 million and $396 million, for the three months ended June 30, 2025 and 2024, respectively.
Revenue by geographic region is allocated to individual countries based on the principal headquarters of the customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarters address by geographic regions:

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)

	Three Months Ended June 30,
(in millions)	2025	2024
United States	$382	$558
PRC (1)	209	128
Japan	154	40
Taiwan	146	115
Republic of Korea	69	63
Other countries	93	35
Total	$1,053	$939
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.
Receivables
A summary of the components of accounts receivable, net is as follows:

	As of
(in millions)	June 30, 2025	March 31, 2025
Accounts receivable	$1,334	$1,127
Allowance for current expected credit losses	(19)	(20)
Total accounts receivable, net	$1,315	$1,107
A summary of the movement in the allowance for current expected credit losses is as follows:

	Three Months Ended June 30,
(in millions)	2025	2024
Beginning balance	$20	$3
Additional (reversal of) provision	(1)	16
Ending balance	$19	$19
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. When revenue recognized exceeds the amount billed to the customer, the Company records a contract asset. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $301.3 million and $1,121.7 million due to the timing of billings to customers, which fell into subsequent periods, as of June 30, 2025 and March 31, 2025, respectively, offset by $423.4 million and $709.8 million of contract assets transferred to accounts receivable, as of June 30, 2025 and March 31, 2025, respectively. The balance and activity for loss allowances related to contract assets was immaterial for the periods presented.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

	Three Months Ended June 30,
(in millions)	2025	2024
Beginning balance	$911	$915
Customer prepayment and billing in advance of performance	164	59
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(58)	(39)
Revenue recognized in the period that was included in the contract liability balance during the period	(15)	(11)
Ending balance	$1,002	$924
Satisfied Performance Obligations
For the three months ended June 30, 2025 and 2024, revenue recognized from previously satisfied performance obligations in prior reporting periods was $586.9 million and $471.1 million, respectively. These amounts primarily represent royalties earned during the period.
Remaining Performance Obligations
Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations.
In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the more than 2 years category unless the contract or option expiration aligns with an earlier period or category.
As of June 30, 2025, the aggregate transaction price allocated to remaining performance obligations was $2,232.4 million and there were no non-cancellable or non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.
The Company expects to recognize approximately 27% of the remaining performance obligations as revenue over the next 12 months, 15% over the subsequent 13-to 24-month period, and the remainder thereafter.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
4 - Equity Investments
A summary of the components of equity investments is as follows:

	As of
(in millions)	June 30, 2025	March 31, 2025
Equity method investments under fair value option	$297	$300
Equity investment in publicly listed company	102	98
Equity method investments under equity method	17	16
Non-marketable equity securities	154	151
Total equity investments	$570	$565
Income (loss) from equity investments, net is as follows:

	Three Months Ended June 30,
(in millions)	2025	2024
Equity investment in publicly listed company	$4	$27
Equity method investments (1)	(1)	—
Non-marketable equity securities (includes NAV)	1	(3)
Total income (loss) from equity investments, net	$4	$24
(1)Includes equity method investments where the Company elected the fair value option, including those under the net asset value (“NAV”) practical expedient, along with investments accounted for under the equity method.
Equity method investments under fair value option
The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere Computing Holdings LLC (“Ampere”). See discussion below, along with Note 7 - Fair Value, for further information.
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the funds based on the indicated market values of the underlying assets or investment portfolios. As of June 30, 2025 and March 31, 2025, the carrying value of equity method investments under the fair value option measured at NAV was $97.6 million and $100.3 million, respectively.
For the three months ended June 30, 2025 and 2024, the Company recognized losses from changes in fair value of $2.0 million and $0.4 million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Acetone Limited
As of June 30, 2025 and March 31, 2025, the carrying value of the Company’s equity method investment in Acetone Limited was $56.5 million. For the three months ended June 30, 2025 and 2024, the Company did not recognize fair value gains or losses with respect to its investment in Acetone Limited.
Ampere
On March 19, 2025, SoftBank Group Corp. (“SoftBank Group”) announced that it entered into an agreement to acquire all of the outstanding equity interests of Ampere. SoftBank Group expects the transaction to close in the second half of 2025,

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
subject to customary closing conditions and regulatory approvals. In connection with SoftBank Group’s acquisition of Ampere, the Company, as a minority shareholder of Ampere, entered into an amendment to the Ampere LLC Agreement and provided a consent to the transaction. The Company expects to receive approximately $140 million in gross proceeds for its equity interest in Ampere and full repayment of the outstanding balance of the convertible promissory note with Ampere.
As of June 30, 2025 and March 31, 2025, the carrying value of the Company’s equity method investment in Ampere was $143.4 million. For the three months ended June 30, 2025 and 2024, the Company did not recognize any fair value gains or losses with respect to its investment in Ampere.
As of June 30, 2025 and March 31, 2025, the outstanding balance of the convertible promissory note with Ampere was $34.2 million and $33.8 million, respectively, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of June 30, 2025.
Equity investment in publicly listed company
As of June 30, 2025 and March 31, 2025, the carrying value of the Company’s equity investment in Raspberry Pi Holdings plc (“Raspberry Pi”) was $101.7 million and $97.9 million, respectively. For the three months ended June 30, 2025 and 2024, the Company recognized fair value gains with respect to its investment in Raspberry Pi of $3.8 million and $27.0 million in income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of June 30, 2025 and March 31, 2025, the carrying value of assets measured at NAV was $17.1 million and $15.7 million, respectively. For the three months ended June 30, 2025 and 2024, the Company recognized gains and (losses) of $1.1 million and $(1.7) million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.
As of June 30, 2025 and March 31, 2025, the carrying value of the Company’s preference shares of Kigen (UK) Limited (“Kigen”), an entity indirectly partially owned by SoftBank Vision Fund, was $16.4 million and $15.0 million, respectively. During the three months ended June 30, 2025, the Company invested another $1.4 million in cash in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.
The components of gains and (losses), which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient, are as follows:

	Three Months Ended June 30,
(in millions)	2025	2024
Observable price adjustments on non-marketable equity securities (includes NAV)	$1	$(2)
Impairment of non-marketable equity securities	—	(1)
Total income (loss) from equity investments in non-marketable securities, net	$1	$(3)

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
All equity method investments held by the Company are considered long-term to enable ecosystem growth and are non-current assets. For the three months ended June 30, 2025 and 2024, the Company recognized $1.1 million and $0.1 million, respectively, in dividends from equity investments measured using the NAV practical expedient. The total amount of financial commitments to existing investees of the Company not provided for in the condensed consolidated financial statements was $27.8 million and $28.1 million, as of June 30, 2025 and March 31, 2025, respectively.
5 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost, included in other non-current assets on the Condensed Consolidated Balance Sheets, is as follows:

	As of
(in millions)	June 30, 2025	March 31, 2025
Loans and other receivables carried at amortized cost
Loans receivable	$27	$27
Other receivables	17	11
Allowance for current expected credit losses	(20)	(20)
Loans and other receivables carried at amortized cost, net	$24	$18
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
As of June 30, 2025 and March 31, 2025, the Company had a loan receivable of $16.8 million and $16.6 million, respectively, from Arduino SA (“Arduino”), a related party, that was fully impaired for the periods presented.
As of June 30, 2025 and March 31, 2025, the Company had a four-year loan of $3.2 million and $3.2 million, respectively, issued to Cerfe Labs, Inc, a related party, that was fully impaired for the periods presented.
The remaining balance of loans receivables as of June 30, 2025 and March 31, 2025 comprised two five-year loans totaling $7.5 million and $7.1 million, respectively, issued to Allia Limited.
Other receivables
As of June 30, 2025 and March 31, 2025, balances included in other receivables pertain to lease deposits and other receivables.
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net in the Condensed Consolidated Income Statements. For the three months ended June 30, 2025 and 2024, the Company recognized gains on this convertible loan receivable of $0.4 million and $1.0 million, respectively.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
6 - Derivatives
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risks arising from operating expenses within research and development and selling, general and administrative expenses that are denominated in foreign currency, predominantly British Pound Sterling (“GBP”). These contracts are designated as cash flow hedges for hedge accounting treatment. Gains or losses on the contracts are recorded in accumulated other comprehensive income (loss) and reclassified to operating expenses when the related operating expenses are recognized in net income (loss) or ineffectiveness should occur.
As of June 30, 2025, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £325.0 million and the fair value was $25.2 million. As of June 30, 2025, the Company did not have any foreign currency forward contracts held without a hedge designation.
As of March 31, 2025, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £335.0 million and the fair value was $4.7 million. As of March 31, 2025, the notional value of outstanding foreign currency forward contracts held without a hedge designation was €5.0 million and the fair value was $0.0 million.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

	As of
(in millions)	June 30, 2025	March 31, 2025
Designated as cash flow hedges
Foreign currency forward contracts	$421	$428
Non-designated hedges
Foreign currency forward contracts	$—	$5
The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
	As of		As of
(in millions)	June 30, 2025	March 31, 2025	June 30, 2025	March 31, 2025
Designated as cash flow hedges
Foreign currency forward contracts	$25	$7	$—	$2

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Three Months Ended June 30,
(in millions)	2025	2024
Condensed Consolidated Statements of Comprehensive Income:
Change in gains (losses) recognized in accumulated other comprehensive income (loss) on cash flow hedge derivatives	$28	$(4)
(Gains) losses reclassified from accumulated other comprehensive income (loss) into income	(7)	5
Income tax benefit (expense) on cash flow hedges	(5)	—
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$16	$1
Condensed Consolidated Income Statements, before tax:
Research and development	$4	$(3)
Selling, general and administrative expenses	$3	$(2)
(1)    All amounts reported in accumulated other comprehensive income (loss) at the reporting date are expected to be reclassified into earnings within the next 12 months.
For the three months ended June 30, 2025 and 2024, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Condensed Consolidated Income Statements for these designated cash flow hedges, and all components of each derivative instrument’s gain or loss were included in the assessment of hedge effectiveness.
The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 7 - Fair Value, for further details.
7 - Fair Value
To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below. There were no transfers between fair value measurement levels for any periods presented.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table presents the Company’s fair value hierarchy for assets and liabilities measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected, on a recurring basis:

	As of June 30, 2025				As of March 31, 2025
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$1,756	$—	$—	$1,756	$1,914	$—	$—	$1,914
Short-term investments (1)	950	—	—	950	740	—	—	740
Equity investments (2)	102	—	200	302	98	—	200	298
Convertible loans receivable	—	—	34	34	—	—	34	34
Foreign currency forward contracts	—	25	—	25	—	7	—	7
Total financial assets	$2,808	$25	$234	$3,067	$2,752	$7	$234	$2,993

Financial liabilities
Foreign currency forward contracts	$—	$—	$—	$—	$—	$2	$—	$2
Total financial liabilities	$—	$—	$—	$—	$—	$2	$—	$2
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with ASC Subtopic 820-10, Fair Value Measurements, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities. See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.
Equity Method Investments

	Three Months Ended June 30,
(in millions)	2025	2024
Fair value of financial assets at the beginning of the period	$200	$466
Fair value losses recognized in the Condensed Consolidated Income Statements	—	—
Fair value at the end of the period	$200	$466
The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”) for its investments in Acetone Limited and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using the (i) the market-calibration approach based on the guideline public company method, (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method, or (iii) the probability-weighted, expected return (“PWER”) approach.
The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the company’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discounted rate, and present value factors.
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of June 30, 2025 and March 31, 2025
(in millions)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$200	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.1x - 1.3x
		Ampere – PWER	Probability of exit event	100%
			Time to future exit scenario	0.8 years

Convertible Loans Receivable

	Three Months Ended June 30,
(in millions)	2025	2024
Fair value of financial assets at the beginning of the period	$34	$32
Fair value gains recognized in the Condensed Consolidated Income Statements	—	1
Fair value at the end of the period	$34	$33
In December 2021, the Company acquired a $29.0 million convertible promissory note issued by Ampere, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. As of June 30, 2025 and March 31, 2025, the Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere. As of June 30, 2025 and March 31, 2025, the Company has not converted any of its convertible promissory note into equity.
The fair value of the Ampere convertible loan is based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.
Some of the more significant unobservable inputs used in the fair value measurement of the convertible loan include applicable discount rates, the likelihood and projected timing of repayment or conversion, and projected cash flows in support of the estimated enterprise value of Ampere. Changes in these assumptions, while holding other inputs constant, could result in a significant change in the fair value of the convertible loan.
If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of June 30, 2025 and March 31, 2025, the Company has not recognized any credit losses related to this convertible loan.
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis as of June 30, 2025 and March 31, 2025.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.
8 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the EBT, constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The EBT may acquire newly issued ordinary shares or American Depository Shares (“ADSs”) at nominal value or the trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company in the open market, which purchases may be funded by one or more loans from the Company to the EBT or non-repayable gifts made by the Company to the EBT. As of June 30, 2025 and March 31, 2025, the EBT held a nominal number of ADSs, which were purchased from the Company at par value. The market value of ADSs held by the EBT as of June 30, 2025 and March 31, 2025 was $8.4 million and $0.2 million, respectively. The ADSs held by the EBT as of March 31, 2025 were, and the ADSs held by the EBT as of June 30, 2025 are expected to be, transferred out of the EBT in order to settle vesting of share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.
9 - Share-based Compensation
RSUs and performance share units (“PSUs”) were granted to employees, certain executive officers, and non-executive directors of the Company and require continuous service through the vesting date.
The Company expenses share-based compensation over the requisite service period of the awards, which is generally equivalent to the vesting term. Compensation cost is recorded only for those awards expected to vest.
The fair value of RSUs is determined on the date of grant for equity-classified awards.
The Company estimates forfeitures based on employee level, economic conditions, time remaining to vest and historical forfeiture experience.
Restricted Share Units – 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”)
The table below identifies the award activity under the 2022 RSU Plan:

(in millions, except per award amount)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2025	7	$47.34
Vested	(2)	$60.36
Outstanding and expected to vest as of June 30, 2025	5	$48.05
(1)    Awards and weighted average grant date per award exclude shares related to certain executive awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
As of June 30, 2025, there was $224.7 million of total unrecognized compensation cost related to awards issued under the 2022 RSU Plan, which are expected to be recognized over a weighted-average period of 0.5 years and there were no liability-classified RSUs under the 2022 RSU Plan.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Omnibus Incentive Plan
In August 2023, the Company’s Board of Directors adopted the Arm Holdings plc 2023 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which became effective in September 2023. The maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan is equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by the Company’s Board of Directors or the Remuneration Committee of the Board of Directors (the “Remuneration Committee”).
In October 2023, the Company started to grant RSUs and PSUs under the Omnibus Incentive Plan to employees, including executives of the Company. The RSUs and PSUs granted neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. The Omnibus Incentive Plan allows for either cash or share settlement of the awards by tranche, if applicable, at the discretion of the Remuneration Committee. At the time of issuance, the Company intended to settle the RSUs and PSUs in shares at the vesting date and such awards are accounted for as equity-classified awards. The RSUs were granted to existing employees and new hires of the Company and its subsidiaries, Arm Technology Israel Ltd., the Company’s Israeli subsidiary, and Arm France SAS and vest in tranches, require continuous service through the vesting date and are subject to graded vesting over a period of three to four years. RSUs granted to employees and new hires of subsidiaries in Israel and France substantially share the same terms as the existing RSUs under the 2022 RSU Plan with differences limited to the vesting schedules and, in the case of grants to hires of subsidiaries in France, holding period. PSUs were awarded to executives of the Company and include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the PSUs vest over a three-year period. The PSUs that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original award amount depending on the achievement of annual performance metrics.
In accordance with the terms of the Omnibus Incentive Plan, on April 1, 2025, the total number of ordinary shares available for issuance under the Omnibus Incentive Plan and the ESPP increased by an aggregate of 8,452,110 ordinary shares, or 0.8% of the aggregate number of ordinary shares outstanding as of March 31, 2025, as determined by the Remuneration Committee.
During the three months ended June 30, 2025, the Company granted PSUs with relative total shareholder return (“Relative TSR”) as the performance measure under the Omnibus Incentive Plan. PSUs granted with Relative TSR as the performance measure are measured over a three-year performance period relative to the S&P 500 IT Sector Index and have the potential to vest between 0% and 200% of the original award amount depending on the Relative TSR achievement. To determine the grant date fair value of the market conditions component of the awards with Relative TSR-based performance measures, a Monte Carlo simulation model is used. The Company recognizes compensation expense for the Relative TSR awards over the requisite service period based on the grant date fair value.
The table below identifies all award activity under the Omnibus Incentive Plan:

(in millions, except per award amount)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2025	11	$118.24
Granted	11	$116.45
Vested	(3)	$117.33
Outstanding and expected to vest as of June 30, 2025	19	$117.38
(1)    Awards and weighted average grant date per award exclude shares related to PSUs that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Other than PSUs with Relative TSR-based performance measures, the Company uses the closing ADS price of the Company on the date of grant as the fair value of awards. As of June 30, 2025, there was $2,065.7 million of total unrecognized compensation cost related to awards issued under the Omnibus Incentive Plan, which is expected to be recognized over a weighted-average period of 1.6 years.
Employee Stock Purchase Plan
In August 2024 and September 2024, the Company’s Board of Directors adopted and the Company’s shareholders approved, respectively, the Employee Stock Purchase Plan (“ESPP”). The maximum number of shares that may be granted under the ESPP is equal to the number of shares available for issuance under the Omnibus Incentive Plan, and each share granted under the ESPP reduces the number of shares available for issuance under the Omnibus Incentive Plan and its sub-plans by one share. The ESPP provides for one or more offering periods, and each offering will be for any period of between six and 24 calendar months as determined by the Remuneration Committee. Subject to any limitations contained therein, the ESPP allows eligible employees to purchase the Company’s ordinary shares or ADSs through payroll deductions of up to 10% of eligible compensation, subject to a cap of $25,000 per year (as calculated based on applicable tax rules). Eligible employees may be granted ESPP options to acquire ordinary shares or ADSs at a fixed price, which may be set at a discount of up to 15% of the lesser of (1) the fair market value of the ordinary shares or ADSs on the day before the offering period start date or (2) the fair market value of the ordinary shares or ADSs on the day before the purchase date at the end of the offering period. Employees may withdraw from the ESPP during specified periods and receive a full refund of accumulated payroll contributions. Employees who cease working at the Company during an offering period are treated as withdrawing from the ESPP.
The first purchase period under the ESPP commenced during the fiscal year ended March 31, 2025. The assessed fair value at grant date of shares that may be granted, for the six month offering period commencing March 1, 2025, was $42.64 per share.
As of June 30, 2025, there was $4.5 million of total unrecognized compensation cost related to the ESPP expected to be recognized over the remaining term of the offering period beginning on April 1, 2025. As of June 30, 2025, no ordinary shares or ADSs have been purchased under the ESPP.
Share-based Compensation Cost
A summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements is as follows:

	Three Months Ended June 30,
(in millions)	2025	2024
Cost of sales	$7	$6
Research and development	174	129
Selling, general and administrative	60	47
Pre-tax share-based compensation cost	$241	$182
Less: income tax effect	46	12
Net share-based compensation cost	$195	$170
No share-based compensation cost was capitalized for the three months ended June 30, 2025 and 2024.
10 - Income Taxes
The Company is subject to income taxes in the U.K., U.S. and foreign jurisdictions. The Company bases its interim tax provision on an estimated annual effective tax rate applied to year-to-date results, and records discrete items in the period to which they relate. Each quarter, the estimated annual effective tax rate is updated and a year-to-date adjustment to our tax provision is recorded as necessary. For the three months ended June 30, 2025 and 2024, the Company’s income tax benefit (expense) was $(16.0) million and $(21.0) million, respectively. The effective tax rate differed from the 25% U.K.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
statutory rate primarily due to the impacts of gross basis withholding taxes, the U.K. patent box regime, research and development tax credits and tax deductions associated with share-based compensation.

During the three months ended June 30, 2025, there were no material changes to unrecognized tax benefits, and there is no expectation of material changes in the Company’s unrecognized tax benefits within the next twelve months. The Company is subject to reviews by the U.K. tax authorities for the fiscal year ended March 31, 2019 and subsequent years and by the U.S. tax authorities for the calendar year ended December 31, 2003 and most subsequent years.

The Organisation for Economic Co-Operation and Development (“OECD”) reached an agreement to implement a minimum 15% tax rate on certain multinational enterprises. In July 2023, the U.K. enacted legislation to implement this OECD framework. Other countries where the Company does business have implemented, or are considering implementing, similar regulations and interpretations. The OECD’s minimum tax did not have a material impact on its financial statements for the three months ended June 30, 2025 and 2024.
On July 4, 2025, the U.S. President signed the One Big Beautiful Bill Act. The Company is currently evaluating the impact of such legislation on its financial statements.

11 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations for the periods presented:

	Three Months Ended June 30,
(in millions, except per share amounts)	2025	2024
Numerator:
Income (loss) attributable to ordinary shareholders — basic and diluted
Net income (loss)	$130	$223
Denominator:
Weighted average ordinary shares used to calculate income (loss) per share — basic	1,058	1,044
Equity-classified share-based awards	7	16
Weighted average ordinary shares used to calculate income (loss) per share — diluted	1,065	1,060
Income (loss) per share attributable to ordinary shareholders — basic
Net income (loss) per ordinary share - basic	$0.12	$0.21
Income (loss) per share attributable to ordinary shareholders — diluted
Net income (loss) per ordinary share - diluted	$0.12	$0.21
Securities excluded from diluted net income (loss) per ordinary share because their effect would have been anti-dilutive:
Restricted share units	1	—
Performance share units (1)	1	1
Total	2	1
(1)    Certain executive awards entitle participants to a fixed number of ordinary shares calculated based on the total fixed monetary amount divided by the offering price for the Company’s initial public offering (the “IPO”).

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
12 - Commitments and Contingencies
Litigation
From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. Because the results of any litigation or other legal proceedings are uncertain, the Company’s financial position, results of operations or cash flows could be materially affected by an unfavorable resolution of one or more of these proceedings, claims, or demands. However, management does not currently believe the ultimate resolution of any pending legal matters is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss.
No material amounts related to litigation settlements were recognized in the three months ended June 30, 2025 and 2024.
Arduino Guarantee
As of June 30, 2025 and March 31, 2025, the Company is guarantor for a $5.9 million and $5.4 million, respectively, credit facility available to Arduino, a related party, and no claims have been made against the guaranty. The guaranty expires in February 2026.
13 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm Technology (China) Co. Limited (“Arm China”) in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.2% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the three months ended June 30, 2025 and 2024, the Company recognized revenue under the terms of the intellectual property license agreement (“IPLA”) with Arm China of $201.0 million and $122.6 million, respectively, and recognized expenses under a service share arrangement with Arm China of $13.9 million and $16.2 million, respectively. The Company leases certain assets to Arm China. For the three months ended June 30, 2025 and 2024, the Company recognized rental income from the assets leased to Arm China of $0.2 million and $0.4 million, respectively.
As of June 30, 2025, the Company had a net receivable of $355.9 million ($365.6 million receivable less $9.7 million payable) from Arm China. As of March 31, 2025, the Company had a net receivable of $284.6 million ($294.5 million receivable less $9.9 million payable) from Arm China. As of June 30, 2025 and March 31, 2025, the Company had contract liabilities of $103.4 million and $104.2 million, respectively, relating to Arm China.
For the three months ended June 30, 2025, the Company did not recognize any expected credit losses against earnings relating to Arm China. For the three months ended June 30, 2024, the Company recognized $16.0 million for expected credit losses against earnings relating to Arm China. As of June 30, 2025 and March 31, 2025, the Company’s allowance for current expected credit losses related to Arm China was $16.0 million and $16.0 million, respectively, which is reflected in accounts receivable, net on the Condensed Consolidated Balance Sheets.
See Note 4 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control by SoftBank Group
During the fiscal year ended March 31, 2025, the Company entered into related party transactions with an affiliate of SoftBank Group relating to a licensing and service arrangement in connection with the consulting agreement with SoftBank Group. Pursuant to a statement of work entered into under the consulting agreement during the fiscal year ended March 31, 2025, and subsequently amended in the fiscal quarter ended June 30, 2025, the Company may earn fees for services provided. For the three months ended June 30, 2025 and 2024, revenue from the licensing and servicing arrangement was

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
$126.1 million and $0.0 million, respectively. As of June 30, 2025, the Company had contract assets of $226.6 million and accounts receivable of $45.0 million from the affiliate of SoftBank Group. As of June 30, 2025, the Company did not have any contract liabilities from the affiliate of SoftBank Group. As of March 31, 2025, the Company had contract assets of $145.5 million and did not have any accounts receivable or contract liabilities from the affiliate of Softbank Group.
Other Equity Investments
The Company has revenue transactions, along with receivable, contract asset and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, for which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) (such investees, “Significant Influence Investees”). For the three months ended June 30, 2025 and 2024, the Company recognized revenue of $0.6 million and $1.4 million, respectively, from Significant Influence Investees.
As of June 30, 2025, the Company had accounts receivable of $6.0 million, contract assets of $0.5 million, and contract liabilities of $0.5 million related to contracts with Significant Influence Investees. As of March 31, 2025, the Company had accounts receivable of $0.7 million, contract assets of $6.3 million, and contract liabilities of $0.7 million related to contracts with Significant Influence Investees.
For the three months ended June 30, 2025 and 2024, the Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $1.8 million and $0.3 million, respectively.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and has significant influence. For the three months ended June 30, 2025 and 2024, the Company incurred subscription and other costs of $2.3 million and $2.4 million, respectively, from Linaro. As of June 30, 2025 and March 31, 2025, $0.3 million and $0.7 million, respectively, was recorded in other current liabilities on the Condensed Consolidated Balance Sheets.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of June 30, 2025 and March 31, 2025, the total unpaid purchase consideration was $2.4 million, which was recorded in prepaid expenses and other current assets and other non-current assets on the Condensed Consolidated Balance Sheets.
Loans to Related Parties
As of June 30, 2025 and March 31, 2025, the Company had a loan receivable of $16.8 million and $16.6 million, respectively, with Arduino, a related party, and a loan receivable of $3.2 million and $3.2 million, respectively, with Cerfe Labs, Inc, a related party, both of which remain fully impaired. See Note 5 - Financial Instruments, for further information regarding these loans.
As of June 30, 2025 and March 31, 2025, the outstanding balance of the convertible promissory note issued by Ampere, a related party, was $34.2 million and $33.8 million, respectively. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of June 30, 2025. See Note 4 - Equity Investments, for further details on Ampere.
Tax Sharing Agreement with SoftBank Group
In April 2025, the Company entered into a Tax Sharing Agreement with SoftBank Group (the “Tax Sharing Agreement”) in relation to the U.K. enacting legislation implementing the OECD framework for Pillar Two which implements a top-up tax to ensure multinational entities in the United Kingdom pay a minimum 15% effective tax rate (the “UK Top-up Tax”). The Tax Sharing Agreement sets forth the framework for determining the amount of UK Top-up Tax payable by SoftBank Group to compensate the Company for any additional costs incurred in relation to the UK Top-up Tax as a result of

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
SoftBank Group’s ownership interest in the Company. The Tax Sharing Agreement did not have a material impact on its financial statements for the three months ended June 30, 2025 and 2024.
14 - Segment Information
The Company operates as a single operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM regularly reviews income and expense items at the consolidated company (reporting segment) level and uses both operating income and net income to evaluate income generated to conclude whether and how to reinvest profits into the entity’s operations, shareholder return, acquisitions or otherwise. Both operating income and net income are also used to monitor budget versus actual results, forecasted information and in competitive analysis. The CODM does not review segment asset information to evaluate performance or allocate resources.
The following table presents selected financial information with respect to the Company's single operating segment for the three months ended June 30, 2025 and 2024:

	Three Months Ended June 30,
(in millions)	2025	2024
License and Other Revenue	$468	$472
Royalty Revenue	585	467
	1,053	939
Less Operating Costs and Expenses:
Staff costs: Salaries, bonuses and benefits	(389)	(304)
Staff costs: Share-based compensation cost (equity settled)	(241)	(182)
Staff costs: Employer taxes related to share-based compensation	(58)	(89)
Non-staff costs:
Project materials costs, third-party fees paid to consultants, information technology, research and development expenses (excluding employee-related expense), accounting and legal professional services fees, advertising expenses, and other corporate-related expenses	(192)	(145)
Amortization	(24)	(23)
Depreciation	(36)	(19)
Other non-staff costs	1	5
Operating income (loss)	114	182
Operating margin	11%	19%
Income (loss) from equity investments, net	4	24
Interest income, net	27	32
Other non-operating income (loss), net	1	6
Income (loss) from continuing operations before income taxes	146	244
Income tax benefit (expense)	(16)	(21)
Net income (loss)	$130	$223

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included in this Quarterly Report on Form 6-K (this “Quarterly Report”) and in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended March 31, 2025, which are included in our Annual Report on Form 20-F, filed with the SEC on May 28, 2025 (the “Annual Report”). Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections in our Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
Overview
Arm architects, develops, and licenses our high-performance and energy-efficient Arm compute platforms. Our CPU products address diverse requirements for performance, power and size. Our complementary products include graphics processing units (“GPU”) and neural processing unit (“NPU”) accelerators, interconnect, and others. Many of the world’s leading semiconductor companies and original equipment manufacturers rely on Arm to develop their products. Chip designers utilizing the Arm compute platform can add desired functionality, such as GPUs, NPUs, Wi-Fi connectivity, image processing, and video processing to create a system on chip to meet the needs of any end market. We also support ecosystems of third-party tool vendors for embedded software and the internet of things (“IoT”). We are also committed to contributing to open-source software and tools to ensure our offerings are optimized for the latest technologies. Arm powers everything from the tiniest of sensors to the most powerful supercomputers. The Arm compute platform is the most pervasive architecture in the world and supports a global community of more than 20 million developers. Our platform runs the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and PCs, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smart cameras, thermostats, drones and industrial robotics. Our platform is highly leveraged to the growth in artificial intelligence (“AI”) workloads. Arm CPUs run AI workloads in billions of devices from the edge to the cloud, including smartphones, cameras, digital TVs, cars and cloud data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or a NPU, which specializes in the acceleration of machine learning algorithms. In the emerging area of large language models, generative AI and autonomous driving, there will be a heightened emphasis on the power-efficient acceleration of these algorithms. In the latest Arm architecture, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI algorithms and workloads.
Our Business Model
We have a flexible business model for licensing products to customers, and we are continuously assessing our ability to provide greater flexibility to our customers and maximize the number of design wins for our products. Our customers license our products for a fee, which gives them access to our products and enables them to develop Arm-based processors. Once a processor has been designed and manufactured with our products, we receive a per-unit royalty on substantially all Arm-based chips shipped by our customers. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs. Our licensing and royalty business model includes:
•Arm Total Access Agreements: Under an Arm Total Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. We retain the right, from time to time, to add or remove specific products from the package. The agreement is for a fixed term and may limit the number of concurrent chip designs that may use products from the package.
•Arm Flexible Access Agreements: Under an Arm Flexible Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. Unlike an Arm Total Access license, the package of products licensed pursuant to an Arm Flexible Access agreement will not contain our latest products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for specific products if they include Arm products in a final chip design “tape out,” when the final result of a semiconductor chip design is sent for manufacturing. As with an Arm Total Access agreement, we retain the right, from time to time, to add or remove specific products from the package.
•Technology Licensing Agreements (TLA): Under a TLA, we license a single CPU design or other technology design to a customer in return for a fixed license fee. The license may be limited by term (i.e., the number of years during which the licensee is entitled to incorporate our products in new chip designs, but licensees typically have the right to manufacture designs perpetually) and/or by number of uses (i.e., the number of concurrent chip designs that may use our products).
•Architecture License Agreements (ALA): Under an ALA, the licensee is allowed to develop their own highly customized CPU designs that is compliant with the Arm instruction set architecture (“ISA”) for a fixed architecture license fee. As the creation of an optimized CPU is very costly and time consuming, architecture licensees will often also license Arm CPU designs to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable.
•Royalty Fees: We generate the majority of our revenue from customers who enter into license agreements, pursuant to which we receive royalty fees based on average selling price of the customer’s Arm-based chip or a fixed fee per chip. Royalty revenue is impacted primarily by the adoption of our products by the licensee as well as other factors, such as product lifecycles, customer’s business performance, market trends and global supply constraints.
Key Factors and Trends Affecting Our Operating Results
We believe that the growth of our business and our future success are dependent upon many factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors” and elsewhere in the Annual Report as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics. Strong demand for electronics has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
Because our royalty revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our royalty revenue.
Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic environment, resulting from a range of events and trends in rising global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future trade regulations, geopolitical turmoil, such as any changes in PRC-Taiwan relations and the war in Ukraine, fluctuation in foreign exchange rates, and associated global economic conditions have resulted in volatility in our operating performance and can significantly affect our operational outcomes and demand for our products. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing. The conflicts in the Middle East have caused no major interruption to our operations to date. Additionally, the uncertainty of trade relations between the U.S. and the PRC and other major U.S. trade partners has caused, and could continue to cause, market disruptions and supply chain constraints. Furthermore, given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world.
Ability to Provide Our Customers with More Value Per Chip
Complex chips and chiplets are more difficult to develop and take longer to design, which increases the cost of the chip and the risk of delayed or missed timelines. We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, such as Arm's CSS solutions which are pre-integrated and pre-verified configurations of Arm technology, will encourage greater use of our products by existing and prospective customers. For example, many licensees have historically combined multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Increasing cost and time-to-market pressures mean some customers may be better served by the integration of our IP into a subsystem. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.
Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge, our customers require our more advanced processor designs. For example, AI demand is driving strong momentum for the Arm ecosystem. AI growth requires significantly more compute across all of our end markets from smartphones with better chat features, to automobiles with better driving and parking assist, to IoT microprocessors with embedded NPUs. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.
Increasing Design Wins with Flexible Licensing Models
We have in the past and intend to continue to make significant investments in research and development to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ research and development functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.
Performance of Arm China
We utilize our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the IPLA. Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our reliance on Arm China through our commercial relationship with it, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from Arm China increased during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024. License revenue from Arm China increased during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024 due to normal fluctuation in timing and size of multiple high-value license agreements and contributions from backlog into the current period from arrangements entered in prior periods. Royalty revenue increased during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, driven primarily by higher chip shipments and an improved mix of products with higher royalty rates per chip.
Developments in Export Control Regulations
The Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), significantly extended the reach of U.S. export controls on the semiconductor industry, in particular advanced computing chips and services, in a series of new rules and guidance published since September 30, 2024.
The collective impact of the rules, described below, may reduce our ability to license our products directly to entities and end users in designated countries and could potentially harm our commercial relationships by limiting the ability of certain of our customers and partners to manufacture and ship chips and end products incorporating certain of our products.
In January 2025, BIS published the “Implementation of Additional Due Diligence Measures for Advanced Computing Integrated Circuits” interim final rule with a compliance date of January 31, 2025. This rule limits PRC entities seeking to manufacture advanced node chips outside of the PRC, as well as designates approved entities outside of the PRC - chip designers, foundries, and Outsourced Semiconductor Assembly and Test (“OSAT”) vendors - as another mechanism to mitigate risk of diversion.
The “Framework for Artificial Intelligence Diffusion” interim final rule (“AI Diffusion Rule”) was also introduced in January 2025 to impose a worldwide export license requirement on advanced computing products and a quota-like system for deploying such products across three tiers of countries. While the AI Diffusion Rule had a compliance date of May 15, 2025, BIS announced intent to rescind it on May 13, 2025. BIS is expected to issue a revised AI Diffusion Rule.
Also on May 13, 2025, BIS published new guidance on protecting supply chains against diversion of advanced computing chips and services and the risks associated with using PRC-made advanced computing chips.
BIS rules published in September and December 2024 imposed additional U.S. export restrictions on advanced computing technologies and semiconductor manufacturing capability to the PRC and certain other countries suspected of supplying the PRC with such technologies and capabilities. These rules, which continue the focus on protecting U.S. national security and preventing diversion of products subject to U.S. export controls in the same manner as BIS rules published in October 2022 and October 2023: (i) established new restrictions on exporting, re-exporting, or transferring Gate all-around Field-Effect Transistor (“GAAFET”) and High Bandwidth Memory (“HBM”) technologies to the PRC and other countries suspected of supplying the PRC with such technologies; (ii) significantly expanded restrictions on advanced semiconductor manufacturing equipment; (iii) added new entities to BIS’s Entity List; and (iv) clarified controls on software and software licenses.
While BIS has continued its steady pace of issuing new rules to restrict advanced semiconductors to China, the U.S. and China reached an agreement in June 2025 which resulted in the PRC resuming certain exports of rare earths to the U.S. and the U.S. lifting restrictions on certain exports of certain EDA software and NVIDIA H20 GPUs to the PRC.
Investment in Technology and Product Development
We continue to evaluate opportunities, potential investments and technical partnerships to develop new technologies and advanced products, including in the AI arena, and thereby expand beyond individual design IP elements to providing a more complete system and custom chips for specific applications, including, without limitation, RTL-based CSSs, GDSII-based CSSs, chiplets and complete end chip solutions. To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. We intend to continue allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets. Further, we have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
We expect to continue investing greater financial and other resources in furtherance of those efforts, exploring investment and/or acquisition opportunities, and engaging with one or more partners to provide technical, financial and/or other support.
Recent Events and Transactions
Litigation with Qualcomm and Nuvia
On August 31, 2022, we sued Qualcomm Inc. and Qualcomm Technologies, Inc. (together, “Qualcomm”) and Nuvia, Inc. (“Nuvia”) in the U.S. District Court for the District of Delaware, on the basis that Qualcomm and Nuvia: (i) breached the termination provisions of Nuvia’s Architecture License Agreement (the “Nuvia ALA”) with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm; and (ii) will infringe our trademarks if Qualcomm uses them in connection with the Nuvia technology which is subject to a destruction obligation under the Nuvia ALA. Our complaint sought, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology, and to stop their improper use of our trademarks with their related products. We also sought declaratory judgment, injunctive relief and damages relating to Qualcomm’s and Nuvia’s breach of contract and infringement of our trademarks in connection with the relevant Nuvia technology. Qualcomm originally responded and brought a counterclaim against us seeking a declaratory judgment that after Qualcomm’s acquisition of Nuvia, Qualcomm’s proposed products are fully licensed from us under its separate license agreements with us and that it has complied with its contractual obligations to us and Nuvia did not breach the Nuvia ALA. On March 6, 2024, the Court denied‑in-part Qualcomm’s motion to amend its counterclaims, but allowed Qualcomm to raise a new claim alleging that Arm breached the termination provisions of the Nuvia ALA by continuing to use Nuvia confidential information following termination. The original claims were narrowed by both parties to the contractual issues arising from the Nuvia ALA and the Qualcomm license and were tried to a jury in December 2024. The jury failed to reach a complete verdict on the three issues presented to it. The jury concluded that certain technology was licensed to Qualcomm under the Qualcomm license and that Qualcomm had not breached the Nuvia ALA but failed to reach a verdict on whether Nuvia breached the Nuvia ALA. Both parties have filed post-trial motions seeking judgment as a matter of law and/or a new trial on the issues that were tried. Those motions remain pending. The timing and manner in which the post-trial motions will be resolved cannot be estimated.
On April 18, 2024, Qualcomm brought a new action in Delaware against us, asserting claims that were rejected for inclusion in the original action. In this new action, Qualcomm asserted that we failed to satisfy certain delivery obligations under Qualcomm’s Architecture License Agreement with us (the “Qualcomm ALA”). On December 16, 2024, Qualcomm amended its complaint to add allegations relating to an Arm notice of breach of the Qualcomm ALA and related tort and anti-competition claims. On March 7, 2025, Qualcomm indicated that it planned to seek leave to amend its complaint again to add claims relating to an alleged breach of Qualcomm’s Technology Licensing Agreement with us. We disagree with the assertions made by Qualcomm (as referred to above) and intend to vigorously defend against them. The case is expected to go to trial in the second calendar quarter of 2026.
Definitive Agreement with Cadence Design Systems, Inc. (“Cadence”)
In April 2025, the Company entered into a definitive agreement with Cadence to sell its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os for total gross consideration of approximately $150.0 million, subject to purchase price adjustments. The transaction is expected to close by the end of the second quarter of the fiscal year ending March 31, 2026, subject to customary closing conditions and receipt of regulatory approvals.

Components of Results of Operations
Total Revenue
Most of our licenses have two components: license fees and support and maintenance fees (recognized as license and other revenue) and per-chip royalties (recognized as royalty revenue). However, some licenses can have multiple payment milestones that are date-based or event-based (e.g., six months after the effective date of the contract or upon tape-out of the first chip design).
We disaggregate revenue into the following categories for major product offerings:
License and Other Revenue
License and other revenue include revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consist of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenue from a relatively small number of customers.
License fees are invoiced pursuant to an agreed schedule. Typically, the first invoice is generated upon signing of the license agreement, and licensing and other revenue is recognized upon delivery of the products. In addition to the license fees, our license agreements generally provide for customer support services, which consist of telephonic or e-mail support. Fees for customer support services are generally specified in the contract. Typically, no upgrades to the licensed products are provided, except those updates and upgrades provided on a when-and-if-available basis. Revenue from customer service support is recorded within other revenue.
Arm Flexible Access agreements provide our customers with access to a wide range of processor, graphics, and systems products, especially older and less performant products. Arm Flexible Access agreements have two components: an annual low-cost portfolio license fee payable in installments and a license fee once they have reached “tape-out,” which occurs when the final result of our customer’s semiconductor chip design incorporating our products is sent for manufacturing, at which point they decide which of our products they wish to deploy in their chip. We believe that Arm Flexible Access agreements are most suitable for smaller companies, including start-ups and business units of larger companies, that want to experiment with different configurations of our products before committing to a chip design.
Arm Total Access agreements also provide our customers with access to a package of our products, including processor, graphics, and systems products. Arm Total Access customers have the option to license our most advanced processors as part of the package. Arm Total Access customers pay a periodic portfolio license fee to maintain access to our products. There are no additional fees payable by our customers under our Arm Total Access agreements upon tape-out because manufacturing design rights are included within the portfolio license fee and are reflected in the license pricing. We believe that Arm Total Access agreements are most suitable for larger, established, semiconductor companies who expect to deploy our products in a wide range of their products.
We provide software development tools and a range of services to companies developing chips based on our products. These tools and services include, among others: (i) software development tools for engineers to write and debug software on Arm processors, (ii) design license and development services to customize technology IP tailored towards customers’ specific needs, (iii) training on our products and how to write software to utilize their functionality and capability, and (iv) support and maintenance, for which we generally require an annual fee for a minimum of one year.
Royalty Revenue
Royalties are generally either set as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. The royalty rates per chip typically reduce over time as the total volume of chips incorporating our products shipped increases; notwithstanding such reductions in royalty rates and fees per chip, license agreements with component manufacturing customers typically include a minimum royalty percentage or fee per chip. Royalty payment schedules in individual license agreements vary depending on the nature of the license and the degree of market acceptance of our products on the date the license agreement is executed. In addition, the amount of royalty payments in respect of our products can increase as the customer integrates more of our products into the chip. See “—Key Factors and Trends Affecting Our Operating Results—Ability to Provide Our Customers with More Value Per Chip” above for examples of how customers may incorporate multiple products in a single chip. License contracts require the licensee to issue royalty reports, including details of chip sales, to us on a quarterly basis.
Royalty revenue is recognized on an accrual basis in the quarter in which the customers ship chips containing our products, using estimates from sales trends and judgment for several key attributes, including industry estimates of expected shipments, the mix of products sold, the percentage of markets using our products, and average selling price. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Revenue from External Customers and Related Parties
We also separately present revenue derived from contracts with our external customers and those derived from related parties. Revenue from related parties is derived from Arm China, customers in which we have an equity method investment, and other entities related to us by virtue of common control by SoftBank Group.
Cost of Sales
Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some engineering costs may be classified as COS if one of our IP products is being customized as part of professional and design services that are directly attributable to revenue generation from customers. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.
Research and Development
Research and development is at the heart of our business and critical to our future success. Accordingly, we have always invested, and intend to continue to invest, significant resources in our research and development program, including allocating resources to develop new products, such as more complete compute subsystems (such as Arm CSS), chiplets and complete end chip solutions. In order to develop new products, we have recruited and hired engineers and other employees, and may in the future need to recruit and hire engineers or other employees or acquire companies, that possess the requisite expertise. To the extent that we do not have the technical expertise, financial resources or other capabilities for a particular research and development project with respect to new products or solutions, we have partnered, and may in the future partner, with third parties. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.
We have substantially increased our research and development investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our research and development investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well remunerated, and accordingly our increased research and development activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.
Research and development expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, information technology and other development expenses. We receive government grants to compensate for certain research activities and we recognize the benefit as a reduction of the related expenses included in research and development expenses.
Selling, General and Administrative
Our engineering teams are well supported by vital selling, general and administrative functions. Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, information technology and other corporate-related expenses.
Income (Loss) from Equity Investments, Net
Income (loss) from equity investments, net includes changes in the fair value of certain equity method investments for which we elect to apply fair value accounting or at the NAV, our proportionate share of equity method investee income or loss for certain equity method investments, and gains and losses on other marketable and non-marketable securities. Our proportionate share of income or loss from equity method investments accounted for under the equity method is recognized in the subsequent quarter of which such income or loss is recognized by our investee.
Interest Income, Net
Interest income consists primarily of interest received on cash and cash equivalents, short-term investments that we hold with various financial institutions, and loans receivable. Interest expense consists primarily of interest on finance leases.
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign currency exchange including foreign exchange contracts and changes in the fair value of convertible loans receivable.
Income Tax Benefit (Expense)
We account for income taxes using the asset and liability method under GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expense reflects income earned and taxed, in jurisdictions in which we conduct business, which mainly include U.K. and U.S. federal and state income taxes. We benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

Results of Operations
The following table sets forth the components of operations from our unaudited Condensed Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Three Months Ended June 30,
(in millions, except percentages)	2025	% of revenue	2024	% of revenue
Revenue:
Revenue from external customers	$725	69%	$815	87%
Revenue from related parties	328	31%	124	13%
Total revenue	1,053	100%	939	100%
Cost of sales	(30)	3%	(33)	4%
Gross profit (loss)	1,023	97%	906	96%
Operating expenses:
Research and development	(650)	62%	(485)	52%
Selling, general and administrative	(259)	25%	(239)	25%
Total operating expense	(909)	86%	(724)	77%
Operating income (loss)	114	11%	182	19%
Income (loss) from equity investments, net	4	—%	24	3%
Interest income, net	27	3%	32	3%
Other non-operating income (loss), net	1	—%	6	1%
Income (loss) before income taxes	146	14%	244	26%
Income tax benefit (expense)	(16)	2%	(21)	2%
Net income (loss)	$130	12%	$223	24%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding.

Total revenue

	Three Months Ended June 30,
	External Customers			Related Parties			Total
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
License and Other Revenue	$255	$441	(42)%	$213	$31	587%	$468	$472	(1)%
Royalty Revenue	470	374	26%	115	93	24%	585	467	25%
	$725	$815	(11)%	$328	$124	165%	$1,053	$939	12%
Total revenue increased $114 million, or 12%, to $1,053 million during the three months ended June 30, 2025, from total revenue of $939 million during the three months ended June 30, 2024. License and other revenue decreased $4 million, or 1%, during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to the timing of multiple high-value license agreements and contributions from backlog. Royalty revenue increased $118 million, or 25%, during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to an improved mix of products with higher royalty rates per chip, such as Armv9 technology.
Revenue from external customers decreased $90 million, or 11%, during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024. This was due to a $186 million, or 42%, decrease in license and other revenue primarily due to the timing of multiple high-value license agreements and contributions from backlog. Revenue from related parties increased $204 million, or 165%, during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024. The increase was primarily related to a $182 million, or 587%, increase in license and other revenue, due in part to a licensing and service arrangement with an affiliate of SoftBank Group, and a $22 million, or 24%, increase in royalty revenue.
During the three months ended June 30, 2025 and 2024, revenue from sales to customers outside of the U.S. accounted for approximately 64% and approximately 41% of total revenue, respectively. This increase was due to a large amount of licensing revenue recognized from sales within the U.S. during the three months ended June 30, 2024. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenue and results of operations for the three months ended June 30, 2025 and 2024 was immaterial.
Cost of sales

	Three Months Ended June 30,
(in millions, except percentages)	2025	2024	% Change
Cost of sales	$(30)	$(33)	(9)%
Cost of sales decreased by $3 million, or 9%, during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to decreases in professional and design services and employer taxes arising in connection with vested awards.
Research and development

	Three Months Ended June 30,
(in millions, except percentages)	2025	2024	% Change
Research and development	$(650)	$(485)	34%
Research and development expenses increased by $165 million, or 34%, during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to increased investments in the next generation products. The increase was primarily due to salaries and related expenses due to head count increases from hiring and share-based compensation costs. Other factors contributing to the increase included increases in engineering expenses, including cloud services, depreciation and allocated facility overhead expenses, partially offset by increases in research and development tax credits and decreases in employer taxes arising in connection with vested awards.
Selling, general and administrative

	Three Months Ended June 30,
(in millions, except percentages)	2025	2024	% Change
Selling, general and administrative	$(259)	$(239)	8%
Selling, general and administrative expenses increased by $20 million, or 8%, during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to increases in share-based compensation costs. Other factors contributing to the increase included salaries and related expenses due to head count from hiring, professional service expenses and related charges, legal fees, travel, IT expenses and marketing expenses. These increases were partially offset by decreases in the provision for current expected credit losses on accounts receivables and employer taxes arising in connection with vested awards.

Income (loss) from equity investments, net

	Three Months Ended June 30,
(in millions, except percentages)	2025	2024	% Change
Income (loss) from equity investments, net	$4	$24	(83)%
Income (loss) from equity investments, net decreased by $20 million, or 83%, for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to lower unrealized gains related to an equity investment in a publicly listed company.
Interest income, net

	Three Months Ended June 30,
(in millions, except percentages)	2025	2024	% Change
Interest income, net	$27	$32	(16)%
Interest income, net decreased by $5 million, or 16%, for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to lower interest rate yields recognized on higher cash equivalents and a reduction in short-term investments.
Income tax benefit (expense)

	Three Months Ended June 30,
(in millions, except percentages)	2025	2024	% Change
Income tax benefit (expense)	$(16)	$(21)	(24)%
Income tax benefit (expense) decreased by $5 million, or 24%, for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily because of changes in our projected annual tax expense, the percentage of our projected annual income earned during the quarter and the amount of our tax deductions for share-based compensation.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically funded, and intend to continue to fund, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. As of June 30, 2025, we had cash and cash equivalents of $1,956 million and short-term investments of $950 million. For the three months ended June 30, 2025 and 2024, the government research grant and tax credits benefits recognized were $41 million and $40 million, respectively.
We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the next 12 months and in the longer term. We continuously evaluate our liquidity and capital resources to ensure we can finance future capital requirements. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects.

The following table summarizes our cash flows for the periods indicated.

	Three Months Ended June 30,
(in millions)	2025	2024
Net cash provided by (used for) operating activities	$332	$(290)
Net cash provided by (used for) investing activities	$(372)	$(74)
Net cash provided by (used for) financing activities	$(123)	$(96)
Effect of foreign exchange rate changes on cash and cash equivalents	$34	$2
Net increase (decrease) in cash and cash equivalents	$(129)	$(458)
Cash and cash equivalents at the beginning of the period	$2,085	$1,923
Cash and cash equivalents at the end of the period	$1,956	$1,465
Net Cash Provided by (Used for) Operating Activities
Net cash provided by operating activities increased by $622 million to $332 million for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to the timing of certain non-cash items such as higher share-based compensation costs, lower income on equity investments due to fair value movements and changes in assets and liabilities, partially offset by a decrease in deferred income taxes. Changes in assets and liabilities were primarily driven by a $365 million favorable movement in contract assets due to the timing of revenue recognition, a $197 million decrease in cash used for accrued compensation and benefits due to the replacement of cash bonuses with equity compensation, a $175 million decrease in cash used for other liabilities primarily related to employment taxes payable on vested share-based awards related to an IPO-related share vesting event, a $81 million increase in contract liabilities due to an increase in billings in advance of revenue recognition, a $32 million favorable movement in prepaid expenses, partially offset by a $185 million unfavorable cash flow movement related to accounts receivables due to the timing of payments from customers and a $30 million unfavorable cash flow movement related to tax liabilities.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities increased by $298 million to $372 million for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due to a $305 million increase in purchases of short-term investments, a $125 million increase in purchases of property and equipment, partially offset by a $95 million increase in proceeds from maturity of short-term investments and a $34 million decrease in purchases of equity investments.
Net Cash Used for Financing Activities
Net cash used for financing activities increased by $27 million to $123 million for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, primarily due a $13 million increase in payments of withholding taxes on vested share-based awards and a $13 million increase in payments for finance lease arrangements.

Critical Accounting Estimates
Our condensed consolidated financial statements are prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty. Although we believe that the estimates and the assumptions supporting our assessments are reasonable, actual results could differ materially (either positively or negatively, as applicable) from our estimates, which could have a material effect on our condensed consolidated financial statements.
We believe that our most significant accounting policies include revenue recognition, valuation of equity investments measured at fair value, share-based compensation, impairment of goodwill, and income taxes. These policies and the estimates and judgements involved are discussed further in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report. We have other significant accounting policies that either do not generally require estimates and judgments that are as difficult or subjective, or it is less likely that such accounting policies would have a material impact on our reported results of operations for a given period.
Except for the accounting policies and estimates outlined under Note 1 - Description of Business and Summary of Significant Accounting Policies in the Notes to the Condensed Consolidated Financial Statements included in this Quarterly Report, there have been no material changes during the three months ended June 30, 2025 to the items that we disclosed as our significant accounting policies and estimates in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: July 30, 2025	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)